RADICA(R) GAMES LIMITED
                         REPORTS SECOND QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
AUGUST 9TH, 1999                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) reported today an after tax profit of $2.2 million for the second quarter ended June 30, 1999 or $0.12 per fully diluted share versus $10.2 million or $0.47 per fully diluted share for the same period last year. After tax profit for the six months ended June 30, 1999 was $5.4 million or $0.28 earnings per share versus $19 million or $0.87 for the six months ended June 30, 1998.

Total revenues for the second quarter ended June 30, 1999 were $23.8 million, compared to $34.3 million for the same period in 1998. Total revenues for the six months ended June 30, 1999 were $41.7 million, compared to $62.2 million for the same period last year.

"As we stated in the first quarter, 1999 represents a return to normal seasonality patterns for Radica. The results of the first and second quarters of 1998 were unusually strong due to timing of key fishing product introductions last year," said Pat Feely, Chief Executive Officer.

"In 1998 the fishing category was red hot and accounted for almost half of Radica's sales. 1999 sales of fishing games have continued at a steady but considerably lower level. As a result in the second quarter fishing products accounted for only 19.6% of Radica's sales," added Feely. "Even so, our recently released Ultimate Bass Fishin'(TM) game was the number 3 ranked game in the industry in sales per store as reported by the NPD Group's retail tracking survey for June. This indicates to us that fishing will continue to be a significant long term category in the future in spite of the decline from 1998."

"Radica's Buckmasters(R) Deer Huntin'(TM) game was ranked number 1 in the industry in June according to the same NPD report. Radica plans to introduce Buckmasters(R) Bow Huntin'(TM) for late fall shipment this year. This product which was originally planned for 2000 has been accelerated to take advantage of the strength of the hunting category in 1999," according to Feely.

The Company also announced that it has completed the one million share repurchase that was announced at its shareholder meeting in April and that an additional one million share repurchase plan has been authorized by its Board of Directors. During the quarter ended June 30, 1999, the Company repurchased 982,700 shares at an average price of $11.79. On a year to date basis, Radica has purchased 1,317,500 shares or approximately 7% of the shares outstanding at the beginning of the year.

Radica also announced that it has provided $1 million of bridge loan financing to Sharegate Inc. (formerly Utel) in anticipation of the completion of a round of equity financing that is currently in process at Sharegate. Radica has previously invested in two prior rounds of financing for the telecommunications venture. The bridge financing will be convertible into preferred shares of Sharegate upon completion of the next round of financing.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ -RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com" and about Girl Tech at "www.girltech.com."


                                    -- END --

                                          RADICA GAMES LIMITED
                                  CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                         THREE MONTHS ENDED              SIX MONTHS ENDED
 except per share data)                                 JUNE 30,                       JUNE 30,
                                             ---------------------------     --------------------------
                                                1999           1998             1999          1998
                                             ------------   ------------     -----------   ------------
                                             (unaudited)    (unaudited)      (unaudited)   (unaudited)

REVENUES:
Net sales                                    $    23,756    $    34,265      $   41,662    $    62,238
Cost of sales                                    (13,683)       (14,791)        (22,809)       (26,943)
                                             ------------   ------------     -----------   ------------
Gross profit                                      10,073         19,474          18,853         35,295
                                             ------------   ------------     -----------   ------------

OPERATING EXPENSES:
Selling, general and administrative expenses      (5,736)        (5,875)         (9,787)       (12,280)
Research and development                          (1,152)        (1,280)         (2,192)        (1,927)
Depreciation and amortization                     (1,238)        (1,324)         (2,174)        (1,790)
Acquired research and development                      -         (1,500)              -         (1,500)
                                             ------------   ------------     -----------   ------------
Total operating expenses                          (8,126)        (9,979)        (14,153)       (17,497)
                                             ------------   ------------     -----------   ------------

OPERATING INCOME                                   1,947          9,495           4,700         17,798

OTHER INCOME                                         244            198             356            306

SHARE OF LOSS OF AFFILIATED COMPANY                 (322)           (52)           (562)           (98)

NET INTEREST INCOME                                  336            564             954          1,041
                                             ------------   ------------     -----------   ------------

INCOME BEFORE INCOME TAXES                         2,205         10,205           5,448         19,047

PROVISION FOR INCOME TAXES                             -            (44)            (89)           (58)
                                             ------------   ------------     -----------   ------------

NET INCOME                                   $     2,205    $    10,161      $    5,359    $    18,989
                                             ============   ============     ===========   ============

EARNINGS PER SHARE - BASIC:

Net earnings per share                       $      0.12    $      0.50      $     0.29    $      0.93
                                             ============   ============     ===========   ============

Average number of shares outstanding          18,102,586     20,480,579      18,526,295     20,429,976
                                             ============   ============     ===========   ============

EARNINGS PER SHARE - ASSUMING DILUTION:

Net earnings per share and
  dilutive potential common stock            $      0.12    $      0.47      $     0.28    $      0.87
                                             ============   ============     ===========   ============

Average number of shares and dilutive
   potential common stock outstanding         18,969,534     21,726,418      19,484,686     21,702,444
                                             ------------   ------------     -----------   ------------

                                               RADICA GAMES LIMITED
                                           CONSOLIDATED BALANCE SHEETS


                                          ASSETS
                                                                             JUNE 30,           DECEMBER 31,
                                                                         -----------------    ------------------
(US Dollars in thousands, except share data)                                   1999                  1998
                                                                         -----------------    ------------------
                                                                            (unaudited)          (unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                                       $  33,336             $  47,527
Accounts receivable, net of allowances for doubtful accounts of $444 ($446 at Dec. 31, 1998) and estimated customer
  returns of $329 ($1,077 at Dec. 31, 1998)                                        14,946                14,860
Inventories, net of provision of $2,180 ($2,437 at Dec. 31, 1998)                  21,612                20,294
Prepaid expenses and other current assets                                           2,199                 1,796
Income taxes receivable                                                               329                     -
Deferred income taxes                                                               3,766                 3,754
                                                                         -----------------    ------------------

        TOTAL CURRENT ASSETS                                                       76,188                88,231
                                                                         -----------------    ------------------

INVESTMENT IN AFFILIATED COMPANY                                                      141                   703
                                                                         -----------------    ------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                 16,819                16,500
                                                                         -----------------    ------------------

INTANGIBLE ASSETS, NET                                                             15,200                 2,750
                                                                         -----------------    ------------------

DEFERRED INCOME TAXES, NONCURRENT                                                       6                     6
                                                                         -----------------    ------------------

        TOTAL ASSETS                                                            $ 108,354             $ 108,190
                                                                         =================    ==================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                               1,115                     -
Accounts payable                                                                   10,562                 9,411
Accrued payroll and employee benefits                                               1,064                 2,688
Accrued expenses                                                                    7,571                 8,204
Income taxes payable                                                                  264                 2,152
                                                                         -----------------    ------------------

        TOTAL CURRENT LIABILITIES                                                  20,576                22,455
                                                                         -----------------    ------------------

NOTES PAYABLE                                                                      12,345                     -
                                                                         -----------------    ------------------

        TOTAL LIABILITIES                                                          32,921                22,455
                                                                         -----------------    ------------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,833,394 shares outstanding (18,896,694 at Dec. 31, 1998)                         178                   189
Additional paid-in capital                                                          1,031                 9,382
Retained earnings                                                                  74,229                76,215
Cumulative translation adjustment                                                      (5)                  (51)
                                                                         -----------------    ------------------

       TOTAL SHAREHOLDERS' EQUITY                                                  75,433                85,735
                                                                         -----------------    ------------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $ 108,354             $ 108,190
                                                                         =================    ==================